LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQ.
LAZARUS ROTHSTEIN, ESQ.
CHAD FRIEND, ESQ., LLM
SCOTT BUSCEMI, ESQ.

OF COUNSEL:
JOHN CACOMANOLIS, ESQ.
CRAIG D. LINDER, ESQ.
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.
MARC S. WOOLF, ESQ.
WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

February 26, 2016

VIA ELECTRONIC EDGAR FILING

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	New Asia Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed April 15, 2015 File No. 000-54171

Dear Ms. Thompson:

We have electronically filed herewith on behalf of New Asia Energy, Inc. (the "Company") Amendment No. 1 to the above-referenced annual report on Form 10-K ("Amendment No. 1"). In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Lin Kok Peng dated December 18, 2015. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Item 9A. Controls and Procedures, page 22

Comment 1: We note that your management evaluated the effectiveness of your disclosure controls and procedures as of December 31, 2013 and concluded as of that date that your controls and procedures were effective. Please amend your filing to provide an evaluation and conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2014. Please refer to Item 307 of Regulation S-K.

Response: The December 31, 2013 date was an error, as the date had not been updated to correctly read "2014" instead of "2013". Management did in fact evaluate the effectiveness of the Company's disclosure controls and procedures as of December 31, 2014 and concluded as of that date that the Company's controls and procedures were effective.

Legal & Compliance, LLC

By: /s/ Laura Anthony
Laura Anthony, Esq.

Jennifer Thompson
Securities and Exchange Commission
February 26, 2016
Page
2

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

New Asia Energy, Inc.

/s/ Lin Kok Peng
Lin Kok Peng
Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832